EXHIBIT 99.1

Northern Dynasty: Pebble Responds to US Supreme Court Decision to Deny Alaska’s Petition

January 8, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports that the US Supreme Court has denied Alaska’s petition to review its claims that the EPA veto of the Pebble Project was illegal. John Shively, CEO of its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) made the following statement regarding the decision:

“While it is a disappointing decision, it is important to note that this is not a comment on the arguments put forward by the state. We have long stated our belief that the EPA has acted outside of its regulatory authority and that remains our position today. The legal issues raised by the state will now work their way through the federal courts. We will also evaluate our legal options in contesting the extraordinary steps the EPA has taken to preemptively stop the Pebble Project. Pebble is an important project for Alaska and the nation. It could create jobs for Alaskans, provide an economic catalyst for the state and provide a much-needed source of critical minerals for the long-term safety and security of the United States.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding: (i) the ability of the Pebble Project to ultimately secure all required federal and state permits; (ii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable; (iii) the ability of the Company and/or the State of Alaska to successfully challenge the EPA’s Final Determination process under the Clean Water Act; and (iv) the ability of the Company to secure the significant additional financing to fund these objectives as well as ultimately funding mine construction, for which financing may not be available to NDM on acceptable terms or on any terms at all.

Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination or regarding NDM’s ability to secure significant additional financing.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses; (ii) any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project; and (iii) the Company or its subsidiaries will be able to secure significant additional financing.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2022, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2022, and nine months ended September 30, 2023, each as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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